UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  -------------
                                  SCHEDULE 13D
                                 (Rule 13d-102)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*
                               Infocrossing, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)
                     Common Stock, par value $0.01 per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    45664X109
 -------------------------------------------------------------------------------
                                 (CUSIP Number)
                               Mr. Robert L. Rosen
                            RLR Capital Partners, LP
                        152 West 57th Street, 21st Floor
                               New York, NY 10019
                         (212) 903-2700 With a copy to:
                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                               September 14, 2007
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 5 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                             ------------------------
CUSIP NO.      45664X109              SCHEDULE 13D         PAGE 2 OF 5 PAGES
------------------------                             ------------------------
-----------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RLR
            Capital Partners, LP
-----------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]
            Not Applicable
-----------------------------------------------------------------------------
    3       SEC USE ONLY
-----------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            AF
-----------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-----------------------------------------------------------------------------
                    7      SOLE VOTING POWER
                           -0-
                      -------------------------------------------------------
 NUMBER OF          8      SHARED VOTING POWER
  SHARES
BENEFICIALLY               -0-
  OWNED BY            -------------------------------------------------------
    EACH            9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                -0-
                      -------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER
                           -0-
-----------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            -0-
-----------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-----------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0%
-----------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            IA
-----------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             ---------------------
CUSIP NO.       45664X109             SCHEDULE 13D         PAGE 3 OF 5 PAGES
------------------------------                             ---------------------
--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Robert L. Rosen
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                               [ ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    -0-
  OWNED BY
    EACH              ----------------------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH
                                -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                -0-
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
             -0-
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                             ------------------------
CUSIP NO.      45664X109              SCHEDULE 13D         PAGE 4 OF 5 PAGES
------------------------                             ------------------------
The Schedule 13D filed on June 19, 2006 by RLR Capital Partners, LP, a Delaware limited partnership ("RLR"), relating to the shares of common stock, $0.01 par value (the "Shares"), of Infocrossing, Inc. (the "Issuer"), as amended by Amendment No. 1 filed October 30, 2006 and Amendment No. 2 filed March 6, 2007, is hereby amended by this Amendment No. 3 to the Schedule 13D.

Item 4.     Purpose of Transaction

      Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

            Pursuant to the terms of a tender offer (the "Offer") by Roxy Acquisition Corp. ("Merger Sub"), an indirect wholly-owned subsidiary of Wipro Limited, a corporation organized under the laws of India ("Parent"), for all of the outstanding shares of common stock of Infocrossing, the Reporting Persons tendered their shares on September 14, 2007 for the right to receive total consideration per share equal to $18.70 in cash. On September 20, 2007, after completion of the Tender Offer, Merger Sub merged with and into Infocrossing (the "Merger"). The Merger became effective upon filing of a Certificate of Ownership and Merger with the Secretary of State of the State of Delaware on September 20, 2007 (the "Effective Time").

Item 5.       Interest in Securities of the Company

    Paragraphs (a)-(c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

            (a)-(c) The Reporting Persons disposed of its Shares on September 14, 2007 as described in Item 4 and is the beneficial owner of no Shares of the Issuer.

            (e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares on September 14, 2007.

------------------------                             ------------------------
CUSIP NO.      45664X109              SCHEDULE 13D         PAGE 5 OF 5 PAGES
------------------------                             ------------------------
                                   SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  September 25, 2007
                                                  /s/ Robert L. Rosen
                                                  ------------------------------
                                                  Robert L. Rosen, in his
                                                  capacity as the managing
                                                  member of RLR Capital Partners
                                                  GP, LLC, the sole general
                                                  partner of RLR Capital
                                                  Partners, LP
                                                  /s/ Robert L. Rosen
                                                  ------------------------------
                                                  Robert L. Rosen